SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

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TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

June 20, 2013

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:   Apollo Investment Corporation (File No. 814-00646)

FIRM/AFFILIATE OFFICES

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BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

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BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the comments to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Your comments are set forth below in bold font and our response follows each respective comment.

1.     Please confirm that the Company will satisfy all the conditions, including the requirements of Section 63 of Investment Company Act of 1940, on which no-action relief was granted in Kohlberg Capital Corporation, March 12, 2009 (the “Kohlberg Letter”).

The Company confirms that it will rely on the Kohlberg Letter.

2.     On the cover page of the Proxy Statement, please insert the words “you execute” after “If you give no instructions on the green proxy card”.

The Company has revised the Proxy Statement accordingly.

3.     On page 2 of the Proxy Statement, please amend the following sentence accordingly: “Abstentions and broker non-votes, if any, will have the effect of a vote against this proposal.”

The Company has revised the Proxy Statement accordingly.

Securities and Exchange Commission

June 20, 2013

4.     On page 3 of the Proxy Statement, please replace “in the same manner as the proxy being revoked” with “who gave the proxy”.

The Company has revised the Proxy Statement accordingly.

5.     On page 11 of the Proxy Statement, in the second sentence of footnote 1 of the table disclosing NAV and closing prices, please replace “period” with “quarter.”

The Company has revised the Proxy Statement accordingly.

6.     On page 12 off the Proxy Statement, please revise the following sentence accordingly: “Shares of common stock sold at prices below then current NAV upon exercise or conversion of any warrants or other securities that may be issued under authority previously approved by shareholders in accordance with Section 61(a)(3) of the 1940 Act will not be taken into account in determining whether the 25% limitation described above in this proposal has been reached.”

The Company has revised the Proxy Statement accordingly.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either Steven Grigoriou at 416-777-4727 or Richard Prins at 212-735-2790.

Sincerely,

Steven Grigoriou, Esq.